Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

October 22, 2013

Via EDGAR AND HAND DELIVERY

Ms. Alexandra M. Ledbetter United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Constellation Energy Partners LLC Preliminary Proxy Statement on Schedule 14A Filed October 9, 2013 File No. 1-33147

Dear Ms. Ledbetter:

Set forth below are the responses of Constellation Energy Partners LLC, a Delaware limited liability company (“Constellation,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 18, 2013, with respect to Constellation’s Preliminary Proxy Statement on Schedule 14A (Commission File No. 1-33147) (the “Proxy Statement”). Each response below has been prepared and is being provided by Constellation, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing Amendment No. 1 to the Proxy Statement (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Proxy Statement since the initial filing thereof.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

Austin   Beijing   Dallas   Dubai   Houston   London   New York   Research Triangle Park   The Woodlands   Washington, DC

October 22, 2013

Questions & Answers on Voting Procedures, page 1

How will my proxy vote my units?, page 2

1.	You state that the proxies may exercise their discretionary authority to vote in favor of an adjournment of the annual meeting. Please note that we do not consider the adjournment of an annual meeting to solicit additional proxies to be a matter incident to the conduct of the meeting or otherwise to be an appropriate use of discretionary authority under Exchange Act Rule 14a-4(c). If you wish to use proxies in this manner, please include a separate proposal on the proxy card (and appropriate disclosure in the proxy statement) so that security holders may expressly grant you this authority. Alternatively, if you do not wish to use proxies in this manner (because, for instance, the Chairman has the authority to adjourn the meeting for any reason), please revise your disclosure in this section.

Response:	We acknowledge the Staff’s comment and have revised the disclosure to remove references to proxies exercising their discretionary authority to vote in favor of an adjournment of the annual meeting, particularly in light of the Chairman of the Board’s authority to adjourn the annual meeting, as set forth in Constellation’s Second Amended and Restated Operating Agreement. Please see pages 2 and 4 of Amendment No. 1.

Proposal No. 1: Election of Three Class B Managers, page 5

2.	We note the following disclosure on page 28: “Nominations of persons for election to our board of managers may be made at an annual meeting of unitholders only (a) by or at the direction of our board of managers or (b) by any unitholder of our Company: (i) who is entitled to vote at the meeting or (ii) who was a record holder of a sufficient number of units as of the record date for such meeting to elect one or more members to our board of managers assuming that such holder cast all of the votes it is entitled to cast in such election in favor of a single candidate and such candidate received no other votes from any other holder of units (or, in the case where such holder holds a sufficient number of units to elect more than one manager, such holder votes its units as efficiently as possible for such candidates and such candidates receive no further votes from holders of outstanding units).” Please clarify how this provision operates. In addition, where you disclose on page 7 that the company received timely notice from CEPM that CEPM intends to solicit proxies to support two separate nominees as Class B managers, please revise to disclose whether CEPM’s nomination would meet the eligibility criteria. If it is your belief that CEPM’s nomination would not meet the eligibility criteria, explain why and disclose how any votes in favor of CEPM’s nominees would be treated.

Response:	We acknowledge the Staff’s comment and have revised the disclosure to clarify the process for unitholders to nominate persons to serve on the Board of Managers. Please see page 28 of Amendment No. 1. We have also revised the disclosure to explain that Constellation does not have enough information about CEPM’s proposed candidates to determine whether they are qualified to serve on the board of managers, as the only information provided to Constellation about the individuals has been written biographical information, which is not sufficient for us to fully evaluate their qualifications. Please see page 7 of Amendment No. 1.

October 22, 2013

Executive Officers, page 15

Employment Agreements, page 23

3.	We note the disclosure regarding the change-of-control provisions in the employment agreements with the company’s named executive officers. Please revise to disclose the definition of the term “change of control” for the purpose of each agreement. Also disclose whether any recent actions by CEPM or Sanchez Oil & Gas Corporation constituted, or the election of any individuals nominated by CEPM would constitute, a change of control under any of these agreements, such that an executive might be entitled to severance amounts upon termination.

Response:	We acknowledge the Staff’s comment and have revised the disclosure to define “Change of Control” and also to describe any change of control transactions that have already occurred or may reasonably be expected to occur. Please see page 23 of Amendment No. 1.
4.	Refer to the following sentence on page 23: “If the executive’s employment is terminated in connection with an “Involuntary Termination” at any time prior to a change of control of the Company or after two years have elapsed following a change of control, the Company will, pursuant to the terms of the employment agreements, make payments and take actions….” (emphasis added) Please clarify whether the executive would be entitled to the change-of-control payments if there were an Involuntary Termination during the two years following a change of control.

Response:	We acknowledge the Staff’s comment and have revised the disclosure to clarify that a termination during the two-year period after a change of control has occurred triggers payment of the Enhanced Severance Amount and not the Severance Amount. Please see page 23 of Amendment No. 1.

Other Disclosure, page 29

5.	We note the disclosure on page 29 that the outcome of the PostRock litigation may affect the validity of the votes cast for the proposals set forth in this proxy statement. Please revise to clarify how the outcome could affect the validity of the votes cast and what course of action the company would take in that event.

Response:	We acknowledge the Staff’s comment and have revised the disclosure to explain how the outcome of the litigation may affect the validity of the votes cast. Please see page 29 of Amendment No. 1.

October 22, 2013

Appendix A

Miscellaneous Information Concerning Participants, page A-2

6.	We note that much of the disclosure in this section is qualified in terms of the company’s knowledge. With a view toward revised disclosure, please tell us what steps the company has taken to ascertain the information provided.

Response:	In connection with disclosing information about third parties, Constellation provided a draft copy of the disclosure in Appendix A to each of the persons listed in Appendix A and asked each such person to confirm that the information provided about such person was accurate. Constellation is not able to definitively confirm the accuracy of the responses and, therefore, has disclosed the information to its knowledge. We have revised the disclosure to explain that Constellation made due inquiry of each of the persons listed. Please see pages A-2 and A-3 of Amendment No. 1.

Matters You Are Voting On, page 4

7.	You state in two places that if a nominee is unable or unwilling to serve, the proxies may use discretionary authority to vote for the election of another person. This is not consistent with Exchange Act Rule 14a-4(c)(5). Please revise.

Response:	We acknowledge the Staff’s comment and have revised the disclosure to clarify that proxies may exercise discretionary authority to vote for an alternate manager only if the nominated person is unable to serve or for good cause will not serve. Please see page 4 of Amendment No. 1.

Constellation acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Constellation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	Constellation may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 22, 2013

Please direct any questions you have with respect to the foregoing or with respect to the Proxy Statement to the undersigned at (713) 220-4764 or solson@andrewskurth.com.

Very truly yours,

/s/ Scott L. Olson

Scott L. Olson

cc:	Charles C. Ward, Constellation Energy Partners LLC Elizabeth A. Evans, Constellation Energy Partners LLC G. Michael O’Leary, Andrews Kurth LLP